September 1, 2009

Don Calabria, President
GMV Wireless, Inc.
16133 Ventura Blvd #215
Encino, CA 91436

      Re: GMV Wireless, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed July 2, 2009
           File No. 333-158184

Dear Mr. Calabria:

Your registration statement on Form S-1, filed July 2, 2009 includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your registration statement to include the information required by Item 11(i) of Form S-1 and Item 304 of Regulation S-K. Please disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. If you already included the Item 304 requirements in your Form S-1 to disclose Moore's resignation or dismissal and did not also disclose that the PCAOB revoked Moore's registration, then please amend to disclose this fact and the reasons for the revocation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file the amendment to your Form S-1, please disclose this fact in the filing.

Don Calabria
GMV Wireless, Inc.
September 1, 2009
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, you may contact David Edgar, Staff Accountant at (202) 551-3459 or the undersigned at (202) 551-3226 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant